QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Oglethorpe Power Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,	Year ended December 31,
	2010	2009	2008	2007	2006	2005
		(In thousands, except ratios)
Computation of Ratio of Earnings
to Fixed Charges:
Net margin	$14,604	$26,390	$19,259	$19,061	$18,201	$17,653
Less: income from equity investees	—	(1,508)	(1,369)	(1,418)	(1,455)	(1,385)

Adjusted net margin	14,604	24,882	17,890	17,643	16,746	16,268
Interest expense	65,588	240,743	218,042	214,256	207,363	206,445
Less: interest capitalized during period	(9,462)	(19,345)	(12,259)	(6,962)	(3,437)	(1,681)
Amortization of deferred debt expense	6,102	19,062	15,418	15,727	15,584	15,782
Interest portion of rental expense	671	2,671	2,078	1,766	1,742	1,750

Earnings	$77,503	$268,013	$241,169	$242,430	$237,998	$238,564

Interest expense	65,588	240,743	218,042	214,256	207,363	206,445
Amortization of deferred debt expense	6,102	19,062	15,418	15,727	15,584	15,782
Interest portion of rental expense	671	2,671	2,078	1,766	1,742	1,750

Fixed Charges	$72,361	$262,476	$235,538	$231,749	$224,689	$223,977

Ratio of Earnings to Fixed Charges	1.07	1.02	1.02	1.05	1.06	1.07

QuickLinks

  Exhibit 12.1
Oglethorpe Power Corporation Computation of Ratio of Earnings to Fixed Charges (Unaudited)